UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Track Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81373R109
(CUSIP Number)

 ETS Limited
c/o ADS Securities LLC
Attn: General Counsel
CI Tower, Corniche Road
PO Box 93894
Abu Dhabi
United Arab Emirates
+971-2-657-2300

Copy to:

Richard A. Goldberg
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS
ETS Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,745

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,745

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)     The percentage of the shares of common stock (“Common Shares”) reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of December 1, 2017, as reported in the Annual Report on Form 10‑K filed by Track Group, Inc. (the “Issuer”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2017.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS
ADS Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,745

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,745

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)     The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of December 1, 2017, as reported in the Annual Report on Form 10‑K filed by the Issuer with the SEC on December 19, 2017.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS
ADS Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,745

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,745

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)   The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of December 1, 2017, as reported in the Annual Report on Form 10‑K filed by the Issuer with the SEC on December 19, 2017.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 5 of 7

1	NAMES OF REPORTING PERSONS
Mahmood Ebraheem Al Mahmood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,745

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,745

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)     The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of December 1, 2017, as reported in the Annual Report on Form 10‑K filed by the Issuer with the SEC on December 19, 2017.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 6 of 7

Item 1.
Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2017 (as amended by Amendment No. 1 thereto, filed with the SEC on September 28, 2017, the “Original Schedule 13D”) relating to the common stock, $0.0001 par value per share (“Common Shares”), of Track Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1215 W. Lakeview Court, Romeoville, Illinois 60446.
Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background No material changes.

Item 3.	Source and Amount of Funds or Other Consideration No material changes.

Item 4.
Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

Effective February 7, 2018, the Issuer’s Board of Directors appointed Karim Sehnaoui to serve as a director on the Board until the next annual meeting of stockholders or until his successor is elected and qualified. Mr. Sehnaoui currently serves as a Financial Advisor and a Director of ETS Limited.

The Reporting Persons may purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares and securities convertible into or exercisable for Common Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Shares, changes in the Issuer’s operations, business strategy or prospects. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. The Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may result in the Reporting Persons proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including exercising any and all additional remedies available to them under the Pledge Agreement, taking any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D, acquiring additional Common Shares or securities convertible into or exercisable for Common Shares or disposing of all the Common Shares and/or securities convertible into or exercisable for Common Shares in each case beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer No material changes.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer No material changes.

Item 7.	Material to be Filed as Exhibits No material changes.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETS LIMITED

By:	/s/ Karim Sehnaoui
Name: Karim Sehnaoui
Title: Director

ADS SECURITIES LLC

By:	/s/ O.C. Hallsworth
Name: O.C. Hallsworth
Title: General Counsel

ADS HOLDING LLC

By:	/s/ Mahmood Ebraheem Al Mahmood
Name: Mahmood Ebraheem Al Mahmood
Title: Chairman

MAHMOOD EBRAHEEM AL MAHMOOD

/s/ Mahmood Ebraheem Al Mahmood

Dated:  February 9, 2018

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).